Ballard Spahr

1909 K Street, NW

12th Floor

Washington, DC  20006-1157

Tel 202.661.2200

FAX  202.661.2299

www.ballardspahr.com

Mark F. Costley

Tel: 202.661.7613
Fax: 202.661.2299
costleym@ballardspahr.com

May 12, 2016

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Stratus Fund, Inc.
PRE 14A
Accession Number 0000870156-16-000086 filed May 12, 2016

Ladies and Gentlemen:

On behalf of my client, the Stratus Fund, please be advised that on May 12, 2016, a PRE 14A was transmitted on behalf of the above named Registrant, receiving an Accession Number of 0000870156-16-000086. It has been determined that the Submission Type PRE 14A was incorrect. The Registrant intended to file the submission under the correct Submission Type for this filing, which should have been PRER 14A.

Upon realization of the error, the Registrant directed that the submission be filed again, in its entirety, using the correct Submission Type PRER 14A.

The Registrant hereby requests that the Commission disregard the filing made in error and directs the Commission’s attention to the correct submission with the Accession Number 0000870156-16-000090 filed on May 12, 2016.

Sincerely,

/s/ Mark F. Costley
Mark F. Costley

DMEAST #20809037 v2

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